FOR IMMEDIATE RELEASE	April 6, 2026

Micromem Technologies Inc. Provides Update on Gas-Sensing Technology Development

Toronto, Ontario and New York, New York, April 6, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to provide an update on the gas-phase sensor path under its collaborative research agreement with the Department of National Defence (DND) and the University of Toronto (UofT).

The Company's gas phase sensor initiative is focused on the development of highly sensitive detection systems designed for integration into wearable and portable platforms. These systems are being engineered to enable real-time detection capabilities for a range of potential applications, including environmental monitoring, industrial safety, and defense-related use cases.

Recent work conducted in collaboration with the UofT research team has achieved ultra-high sensitivity performance. The Company's sensing platform is being designed to operate at the zeptofarad (10⁻²¹ farads) level, allowing the system to detect extraordinarily tiny electrical changes, so small that they occur when even minute quantities of a substance interact with the sensor. This represents a breakthrough-level sensitivity target for next-generation detection systems.

This level of sensitivity represents a significant advancement beyond conventional measurement approaches and is expected to materially improve the accuracy and resolution of detection systems. The Company believes this capability addresses an unmet need for ultra-precise sensing across a broad range of applications, including advanced technology systems, healthcare diagnostics, energy infrastructure monitoring, and defense-specific use cases.

Micromem is currently advancing a development pathway aimed at delivering gas phase sensing units suitable for wearable applications. This includes ongoing refinement of sensor architecture, signal processing, and system integration to support compact, low-power designs aligned with the requirements of military grade field-deployable systems.

The Company notes that wearable chemical detection systems are an area of active interest within defense and security sectors, including programs focused on enhancing situational awareness and personnel safety. Micromem believes its gas phase sensing technology is well aligned with these emerging requirements and is positioning its development efforts to be responsive to such opportunities, where appropriate.

Micromem's gas phase sensing technology is being developed with a view toward addressing DND demand for real-time, high-sensitivity detection solutions across multiple sectors where rapid and accurate monitoring is critical.  The successful development of wearable gas phase sensors represents a significant milestone toward the commercialization of its technology platform. The Company intends to evaluate potential application opportunities and strategic partnerships to advance the technology toward military and commercial deployment.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement.

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  OTCQB - Symbol: MMTIF and CSE - Symbol: MRM

Shares issued: 626,013,781

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com